Exhibit 12.01

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine months Ended September 30, 2007		Years Ended December 31,
			2006		2005		2004	2003	2002
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(340,385)		$(87,952)		$(144,289)		$399,536	$225,165	$42,229

Distributed income of equity investees	2,701		5,097		32,334		2,141	553	14,089

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	424,854		611,800		546,313		164,156	68,995	2,073
Rentals: Equipment and office rent expense—33.33%	5,522		7,301		6,057		2,798	1,719	1,692

Total fixed charges	$430,376		$619,101		$552,370		$166,954	$70,714	$3,765

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$92,692		$536,246		$440,415		$568,631	$296,432	$60,083

Ratio of earnings to fixed charges		(A)		(A)		(A)	3.4	4.2	16.0

(A)	Due to the Company’s losses for the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005, the ratio coverage for these periods was less than 1:1. The Company would have had to generate additional earnings of $337,684, $82,855, $111,955, respectively, to achieve coverage of 1:1 in these periods.